May 8, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Chee Corp. Amendment 1 to Registration Statement on Form S-1 Filed April 21, 2017 File No. 333-216868

Ladies and Gentlemen:

We are submitting this letter on behalf of Chee Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 3, 2017 relating to the Company’s Registration Statement on Form S-1 Amendment 1 (Registration No. 333-216868) filed with the Commission on April 21, 2017 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Registration Statement’s Facing Page; Our Company, page 7

1.     Please refer to comment 3 in our letter dated April 12, 2017. Revised disclosure on the registration statement’s facing page that the current address of your principal executive offices is Shandong Province, Haiyang City, Environmental Protection District 15, 265100, China is inconsistent with disclosures on pages 7, 8, 14, 17, 31, and 37 of the registration statement and the lease agreement filed as exhibit 10.3 to the registration statement that the current address of your principal executive offices is Guo Fu Center, No. 18 Qin Ling Road, Laoshan District, Qingdao, 266000, China. Please reconcile the disclosures, and ensure that your EDGAR company profile, the registration statement’s facing page, and pages 7, 8, 14, 17, 31, 37, and 44 of the registration statement reflect accurately the current address of your principal executive offices.

Response:

The disclosures were reconciled.

Plan of Distribution, page 28

2.   Please refer to comment 5 in our letter dated April 12, 2017. As requested previously, disclose the countries other than China in which your sole director and officer intends to offer and sell the securities.

Response:

We are going to offer our shares to potential shareholders only in China and Hong Kong.

Exhibits, page 66

3.     Please refer to comment 18 in our letter dated April 12, 2017. As indicated previously, disclosure in the exhibit list that the date of the purchase agreement filed as exhibit 10.1 to the registration is January 23, 2017 is inconsistent with disclosure in exhibit 10.1 that the date of the purchase agreement is December 23, 2016. Please reconcile the disclosures.

Response:

The disclosures were reconciled.

Sincerely,

/s/ Jiang Da Wei

President of Chee Corp.